[LANOPTICS LTD. LETTERHEAD]



                                            May 19, 2008


VIA EDGAR
---------
Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  RE:     LANOPTICS LTD.
                          FORM 20-F
                          FILED ON MARCH 28, 2008
                          FORM 6-K
                          FILED ON FEBRUARY 11, 2008
                          FILE NO. 0-20860
                          ----------------

Dear Mr. Krikorian:

     We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff") in a letter addressed to Mr. Fruchter, Principal Executive Officer of LanOptics Ltd. (the "Company"), dated April 15, 2008, with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and Form 6-K filed on February 11, 2008. Please be advised that in connection with the accompanying response letter dated May 19, 2008 from our counsel, Steven J. Glusband of Carter Ledyard & Milburn LLP, we acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            LanOptics Ltd.

                                            /s/Dror Israel
                                            Dror Israel
                                            Chief Financial Officer